

03002102

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR - 3 2003
WASHINGTON PROCESSING

SEC FILE NUMBER
8- 47779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02_____AND ENDING_____12/31/02_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbourne Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tycon Tower   8000 Towers Crescent Drive, Suite 1080
                                                (No. and Street)

Vienna,   Virginia   22182
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Wilfred Goodwyn, Chairman & CEO   (703) 734-4969
                                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soza Associates, P.C.
(Name – if individual, state last, first, middle name)

7535 Little River Turnpike, Suite 203   Annandale   Virginia   22003
(Address)   (City)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 19 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Wilfred Goodwyn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Westbourne Investments, Inc._____ , as of ___December 31_____ , 20_02____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chairman & CEO
Title

Notary Public My Commission Expires December 31, 2005

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-    (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-    (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
-    (m) A copy of the SIPC Supplemental Report.
- X (n) Independent auditors report on internal control accounting

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTBOURNE INVESTMENTS INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AS OF	12/31/2002

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition		99,369
2 Deduct ownership equity not allowed for Net Capital		
3 Total ownership equity qualified for Net Capital		99,369
4 Add		
A - Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B - Other (deductions) oe allowable credits		
5 Total capital and allowable subordinated liabilities		99,369
6 Deductions and/or changes:		
A - Total nonallowable assets from Statement of Financial Condition	(30,335)	
B - Secured demand note deficiency		
C - Commodity futures contracts and spot commodities proprietary capital charges		
D - Other deductions and/or charges		(30,335)
7 Other additions and/or allowable credits (List)		
8 Net capital before haircuts on security positions		69,034
9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f):		
A - Contractual securities commitments		
B - Subordinated securities borrowings		
C - Trading and investment securities:		
1 Exempted securities		
2 Debt securities		
3 Options		
4 Other securities - 2% of brokerage including money market	(923)	
D - Undue Concentration		
E - Other (List)		(923)
10 Net Capital		68,111

Equipment (net)	5,422
Prepaid expenses	10,576
Prepaid taxes	0
Income tax receivable	1,500
Due from Westbourne Associates Inc.	598
NASD Stock deposit	3,300
Rent Deposit - standby letter of credit (pledged)	8,939
Total	30,335

Schwab 3809	43,817
Schwab 3810	2,346
Total	46,163

2% of total brokerage	923

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING SCHEDULE 1 - COMPUTATION
OF NET CAPITAL

WESTBOURNE INVESTMENTS, INC.

December 31, 2002 and 2001

Table of Contents



Soza
Associates, P.C.

Report of Independent Certified Public Accountants

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the company as December 31, 2001 were audited by Soza Associates LLC, whose report dated January 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbourne Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soza Associates, P.C.

Annandale, Virginia
January 20, 2003

7535 Little River Tnpk, Suite 203 • Annandale, VA 22003 • Tel: 703.560.9455 • Fax: 703.813.5908

Westbourne Investments, Inc.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$95,041	$ 91,561
Prepaid rent	-	5,476
Prepaid NASD fees	1,660	1,940
Prepaid insurance	8,916	11,176
Prepaid taxes	-	10,000
Due from Westbourne Associates, Inc.	598	-
Furniture and equipment, at cost, less accumulated depreciation and amortization of $38,920 in 2002 and $34,854 in 2001	5,422	9,488
Deposits	12,239	12,239
Deferred income tax asset	-	4,100
Income tax receivable	1,500	-
Total assets	$125,376	$145,980

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts payable, accrued payroll, and other liabilities	$ 26,007	$ 24,854
Stockholders' equity		
Common stock - authorized, 1,000 shares of $.01 par value; issued and outstanding 85 shares	1	1
Additional contributed capital	42,499	42,499
Retained earnings	56,869	78,626
Total stockholders' equity	99,369	121,126
Total liabilities and stockholders' equity	$125,376	$145,980

The accompanying notes are an integral part of these financial statements.

Westbourne Investments, Inc.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Management fees	$696,859	$855,589
Commissions	15,148	25,805
Realized gains on trading investments	-	416
Interest and dividends	1,139	6,765
Total revenues	713,146	888,575
EXPENSES		
Employee compensation and benefits	548,246	603,141
Occupancy and related costs	68,457	57,441
Depreciation and amortization	4,066	5,202
Other operating expenses	111,534	199,574
Total expenses	732,303	865,358
Earnings (losses) before income taxes	(19,157)	23,217
PROVISION FOR INCOME TAXES		
Reduction in deferred tax asset	4,100	-
Income tax (benefit) expense	(1,500)	5,500
Total provision for income taxes	2,600	5,500
Net earnings (loss)	$(21,757)	$ 17,717

The accompanying notes are an integral part of these financial statements.

3

Westbourne Investments, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Issued Common Shares	Par Value of Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2001	85	$1	$42,499	$60,909	$103,409
Net earnings	-	-	-	17,717	17,717
Dividends	-	-	-	-	-
Balance at December 31, 2001	85	1	42,499	78,626	121,126
Net loss	-	-	-	(21,757)	(21,757)
Dividends	-	-	-	-	-
Balance at December 31, 2002	85	$1	$42,499	$56,869	$ 99,369

The accompanying notes are an integral part of these financial statements.

4

Westbourne Investments, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
Increase (Decrease) In Cash And Cash Equivalents		
Cash flows from operating activities:		
Net earnings (loss)	$(21,757)	$ 17,717
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:		
Depreciation and amortization	4,066	5,202
Realized (gain) loss on investments	-	(416)
Deferred income taxes	4,100	5,500
Change in assets and liabilities:		
(Increase) in income tax receivable	(1,500)	-
Decrease in employee advances	-	500
Decrease (increase) in prepaid expenses	8,016	(18,592)
Decrease (increase) in prepaid taxes	10,000	(10,000)
(Increase) decrease in due from Westbourne Associates, Inc.	(598)	-
Increase in accounts payable, accrued payroll and other liabilities	1,153	(73,710)
	25,237	(91,516)
Net cash provided by (used in) operating activities	3,480	(73,799)
Cash flows from investing activities:		
Proceeds from sale of trading securities	-	25,606
Net increase (decrease) in cash and cash equivalents	3,480	(48,193)
Cash at beginning of year	91,561	139,754
Cash at end of year	$ 95,041	$ 91,561
Supplemental disclosures:		
Cash paid during the year for:		
Interest	$ 287	$ -
Income taxes	$ -	$ 39,614

The accompanying notes are an integral part of these financial statements.

NOTE A - BUSINESS

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of annuities. The majority of the accounts serviced are individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The Company does not handle customers' funds or securities.

The Company is a majority-owned subsidiary of Westbourne Associates, Inc. ("Associates"). For the years ended December 31, 2002 and 2001, the Company incurred a management fee to Associates amounting to $30,000 and $120,000, respectively. This fee was reflected as an expense against operations on the accompanying statement of earnings.

NOTE B - BASIS OF ACCOUNTING

Accounts are reported on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Statements of cash flows do not include highly liquid marketable securities with cash. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuities are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 5 to 10 years using the straight-line method. The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting which gives rise to temporary differences between the financial statements and the tax return. The Company reported no items of other comprehensive income for the years ended December 31, 2002 and 2001, therefore net earnings equaled comprehensive income.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and consists of the following:

	2002	2001
Computer and equipment	$33,018	$33,018
Furniture	9,655	9,655
Software	1,669	1,669
	44,342	44,342
Less accumulated depreciation	38,920	34,854
	$ 5,422	$ 9,488

NOTE D - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all full-time employees. The Company makes discretionary contributions to the Plan. The Company has not made, nor indicated a contribution for the years ended December 31, 2002 and 2001.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an operating lease expiring in 2003. The Company entered into a stand-by letter of credit in lieu of a cash security deposit for the office space lease. The letter of credit is in the amount of $8,939 and is due to expire on April 16, 2003. Rent expense for the years ended December 31, 2002 and 2001 totaled approximately $68,457 and $57,441, respectively.

The minimum rental commitments under the operating lease are as follows:

Year ending December 31,

2003 $21,730

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements.

NOTE G - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors at December 31, 2002 and 2001.

SUPPLEMENTAL INFORMATION



Soza
Associates, P.C.

Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2002, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Security and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soza Associates, P. C

Annandale, Virginia
January 22, 2003